April 5, 2019

Yanming Liu
Chief Executive Officer
Greencity Acquisition Corporation
Suite 807, Tower 2
Century Avenue
Pudong District
Shanghai, China

       Re: Greencity Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted March 11, 2019
           CIK No. 0001768910

Dear Mr. Liu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 11, 2019

Initial Business Combination, page 4

1. Your disclosure in this section indicates that if you are unable to consummate your initial business combination within the applicable time period, you will redeem the public shares not more than 5 business days thereafter. However, elsewhere in your filing you make reference to redemption within 10 business days if you are unable to complete your business combination within the applicable time period. Please revise for consistency or advise.
 Yanming Liu
FirstNameAcquisition Corporation
Greencity LastNameYanming Liu
Comapany NameGreencity Acquisition Corporation
April 5, 2019
April 2 2019 Page 2
Page 5,
FirstName LastName



Corporate Information, page 5

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Management, page 112

3. Please revise the disclosure regarding Mr. Liu's business experience to address Cynthia
         Management and Greenland Asset Management. Also, we note the disclosure regarding director nominees. Please file the consents required by Rule 438 of Regulation C.
Officer and Director Compensation, page 113

4. We note your disclosure that none of your officers or directors have received any cash compensation. Revise to clarify if you have paid any other forms of compensation to officers or directors and provide the disclosures required by Regulation S-K Item 402 with respect to such compensation, if any.
Conflicts of Interest, page 116

5. Refer to your disclosure on pages 46 and 118. Revise to clarify how you concluded that your affiliates involvement with the entities listed in the table on page 118 will not materially affect your ability to complete a business combination. We note, in this regard, that it appears Greenland Acquisition's investment criteria, as disclosed in its initial public offering document, is substantially similar to your investment criteria, as disclosed on pages 86-87.
Principal Shareholders, page 120

6. Please clarify the reference on page 121 to your directors, given your disclosure on page
         112 regarding director nominees. Also clarify the reference on page 121 to Tiger Zhang.
Rights, page 130

7. You disclose that if you enter a definitive agreement for a business combination in which you will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis, and each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the
         1/10 share underlying each right (without paying any additional consideration) upon consummation of the business combination. Please provide us your analysis as to how the issuance of underlying common stock will comply with Section 5 of the Securities Act to
 Yanming Liu
Greencity Acquisition Corporation
April 5, 2019
Page 3
      the extent that you are not the surviving entity upon consummation of the initial business combination.
8. Please revise the first paragraph to clarify, if true, that the statements therein relate only to business combinations in which you are the surviving entity.
Item 17. Undertakings, page II-2

9. We note you have checked the Rule 415 box on the cover page. If you will be conducting the offering of any of your securities in accordance with Rule 415, please include all Rule
      415 undertakings as required by Regulation S-K 512(a).
       You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at
(202) 551-
3641 with any other questions.



                                                               Sincerely,
FirstName LastNameYanming Liu
                                                               Division of
Corporation Finance
Comapany NameGreencity Acquisition Corporation
                                                               Office of
Electronics and Machinery
April 5, 2019 Page 3
cc:       Ari Edelman, Esq.
FirstName LastName